Exhibit 4.2
Carl Henric Svanberg
Chairman, BP plc
Robert Dudley
Group Chief Executive
1 St James’s Square
London, SW1Y 4PD
1 October 2010
Dear Bob
Following your appointment as Group Chief Executive I am pleased to confirm that the Remuneration Committee has approved an increase in your base salary to $1,700,000 per annum, effective 1 October. All other aspects of your total remuneration remain unchanged except for your housing allowance, which will terminate at the end of 2010.
The provisions of your Employment Agreement with BP Corporation North America Inc and the Secondment Agreement between BP plc and BP Corporation North America Inc each dated 15 April 2009, will remain in full force and effect and nothing in this letter is intended to amend any other provisions of those Agreements. The General Terms and Conditions of Employment on Executive Secondments which formed part of these arrangements, has been amended to reflect your new role. We ask that you sign and return the enclosed copy of this letter where indicated below, to acknowledge your agreement to the terms of this letter.
This letter will be governed by and construed in accordance with English law.
Yours sincerely,
Carl Henric Svanberg
I hereby agree to be bound by, and to comply with, the Amended Terms and Conditions attached to this letter.

Robert Dudley	Date

GENERAL TERMS AND CONDITIONS
OF EMPLOYMENT
ON EXECUTIVE SECONDMENTS
APPLICABLE TO ROBERT W. DUDLEY
1 OCTOBER 2010

GENERAL TERMS AND CONDITIONS ON EXPATRIATE EXECUTIVE SECONDMENTS
1.	INTERPRETATION

(1)	In these terms and conditions:

“Board” means the Board of Directors of the Company as the same may be constituted from time to time or any committee of the Board of Directors duly appointed by it;

“Company” means BP plc;

“Chairman” means the chairman of the Company;

“Executive” means Robert W Dudley;

“Group” means the Company and its subsidiaries, affiliates, parents and related entities for the time being and “Group Company” means any one of them;

“Recognised Investment Exchange” has the same meaning as in section 285 of the Financial Services and Markets Act 2000;

“Remuneration Committee” means the remuneration committee of the Board of Directors of the Company;

“Secondment” means the secondment of the Executive by BP Corporation North America Inc. to BP plc;

“Subsidiary” means a subsidiary within the meaning of section 1261(1) of the Companies Act 2006;

“Working Day” means a day other than a Saturday, Sunday or Company holiday;

(2)	References in these terms and conditions to a person include a body corporate and an unincorporated association of persons and references to a company include any body corporate.

(3)	Any reference in these terms and conditions to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

(4)	Where appropriate, references to the Executive include his personal representatives.

2.	DUTIES

(1)	The Executive agrees to serve as the Group Chief Executive of the Company. The Executive shall use his all reasonable endeavours to promote and protect the interests of the Group and shall not do anything which is harmful to those interests.

(2)	The Executive shall diligently and faithfully perform such duties and exercise such powers as may from time to time be assigned to or vested in him in relation to the conduct and management of the affairs of the Group by the Board. The Board may also suspend all or any of the Executive’s duties and powers for such periods and on such terms as he considers expedient (including a term that the Executive shall not attend at the Company’s premises).

(3)	The Executive shall give to the Board such information regarding the affairs of the Group as it shall require and shall comply with all proper instructions of the Board.

(4)	The Executive shall have the power and the authority to act in accordance with the instructions of and within the limits prescribed by the Board and in accordance with the Board Governance Principles.

(5)	The Executive shall comply with the BP Code of Conduct and all such other codes of conduct from time to time adopted by the Company or notified to him and with all applicable rules and regulations of the London Stock Exchange including (without limitation) the model code on directors’ dealings in securities and with all other applicable laws, rules and regulations.

(6)	The Executive shall (unless prevented by sickness, disability or otherwise directed by the Board) devote the whole of his time during normal business hours to his duties under these General Terms and Conditions and such additional time as is necessary for the proper fulfillment of those duties.

(7)	The Executive’s salary shall be inclusive of any fees receivable by him as a director of any Group Company and if the Executive receives any such fees in addition to his salary he shall pay them to the Company.

(8)	The Executive shall not accept any appointment to any office in relation to any body, whether corporate or not, (other than a Group Company) or directly or indirectly be interested in any manner in any other business except:
(a)	as holder or beneficial owner (for investment purposes only) of any class of securities in a company if those securities are publicly traded on a Recognised Investment Exchange and if the Executive (together with his spouse, children, parents and parents’ issue) neither holds nor is beneficially interested in more than five per cent. of the securities of that class; or

(b)	with the consent in writing of the Chairman which may be given subject to any terms or conditions which the Chairman may require.
3.	PLACE OF WORK OF THE EXECUTIVE

The Executive shall carry out the duties of Group Chief Executive. The Executive shall be based at the Group’s headquarters in the United Kingdom at the Company’s address as stated on page 1 above. The Executive may from time to time be required travel abroad to fulfill his duties.

4.	INCENTIVES

The Executive agrees that his participation in any executive bonus or incentive arrangements established by the Company shall be at the Remuneration Committee’s sole discretion; that he is subject to the procedures as notified to him from time to time for setting and assessing any bonus or incentive payments under any scheme in which he participates; that he is at all times subject to the rules and provisions of any plan or benefit program that might apply; and that he is subject to the procedures for making any payments that may be due to him under the terms of any bonus or incentive scheme in which he participates.

5.	TRAVELLING EXPENSES

The Company shall reimburse the Executive (on production of such evidence as it may reasonably require) the amount of all travelling and other expenses properly and reasonably incurred by him in the discharge of his duties.

6.	CAR

(1)	The Executive shall be entitled to a car and a driver appropriate to his status for his use in the performance of his duties and, subject to any restrictions or conditions from time to time imposed by the Company, the Executive may use the car for his private purposes.

(2)	The Company shall pay all normal servicing, insurance and running expenses in relation to the car and all fuel expenses incurred by the Executive in the performance of his duties.

(3)	The Executive shall take good care of the car and shall observe the terms and conditions of the insurance policy relating to it and the terms of the Company’s car policy from time to time.

(4)	If the Executive does not wish to take a car, he shall be entitled to receive an annual car allowance (subject to any applicable taxes) in line with Company policy from time to time (the “Car Allowance”). The Car Allowance shall not form part of the Executive’s pensionable salary and shall not be taken into account in determining the Executive’s pension benefits or his rights under any incentive plan or other benefit in which he participates or to which he is entitled.

7.	PENSIONS, MEDICAL AND OTHER BENEFITS

(1)	During the period of Secondment, the Executive will participate in all benefit plans and programs provided by BP Corporation North America Inc. to similarly situated executive employees, as they may exist from time to time, and subject to the terms and provisions of the plans and programmes. These plans and programmes provide among other things, pension, savings, medical and dental benefits. The provisions of the plans and programs as currently described may be found at bp.com/lifebenefits. This Agreement is not intended to provide the Executive with any greater rights or privileges in relation to these benefits other than as set forth in the applicable plans and programme documents.

(2)	The Company may from time to time require the Executive to be examined by a medical adviser nominated by the Company and the Executive consents to the medical adviser disclosing the results of the examination to the Company’s medical adviser and shall provide the Company with such formal consents as may be necessary for this purpose.

(3)	The Executive shall be entitled to receive tax preparation assistance from PWC which shall be paid for by the Company.

8.	VACATION AND PUBLIC HOLIDAYS

(1)	The Executive is entitled to any UK public holidays falling during the term of the secondment. The Executive shall take his vacation entitlement at times agreed with the Chairman. The Executive shall be entitled to 30 Working Days holiday in every calendar year.

(2)	Any entitlement to vacation remaining at the end of any calendar year may be carried forward to the next calendar year but no further. The entitlement to vacation (and on termination of employment to accrued but unused vacation) accrues pro rata throughout each calendar year (disregarding fractions of days).

9.	CONFIDENTIAL INFORMATION

(1)	The Executive shall not make use of or divulge to any person, and shall use his best endeavours to prevent the use, publication or disclosure of, any information of a confidential or secret nature:
(a)	concerning the business of the Company or any Group Company and which comes to his knowledge during the course of or in connection with his employment or his holding any office within the Group from any source within the Company or any Group Company; or

(b)	concerning the business of any person having dealings with the Company or any Group Company and which is obtained directly or indirectly in circumstances in which the Company or any Group Company is subject to a duty of confidentiality in relation to that information.
(2)	This clause shall not apply to information which is:
(a)	used or disclosed in the proper performance of the Executive’s duties or with the prior written consent of the Company; or

(b)	ordered to be disclosed by a court of competent jurisdiction or otherwise required to be disclosed by law.
(3)	This clause shall continue to apply after the termination of the Secondment (whether terminated lawfully or not) without limit of time.

(4)	Each of the restrictions in each paragraph or sub-clause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void but would be valid if some part of the restriction were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

10.	INTELLECTUAL PROPERTY

(1)	In this clause “Intellectual Property Right” means a formula, process, invention, improvement, utility model, trade mark, service mark, business name, copyright, design right, patent, know-how, trade secret, program, documentation, other copyrightable work and any other intellectual property right of any nature whatsoever throughout the world (whether registered or unregistered and including all applications and rights to apply for the same) which:
(a)	relates to or is useful in connection with the business or any product or service of a Group Company; and

(b)	is invented, developed, created or acquired by the Executive (whether alone or jointly with any other person) during the period of his employment with the Group (which for the avoidance of doubt excludes the period of his employment with TNK-BP) (“the Employment”).
(2)	Any Intellectual Property Right that the Executive creates or works on during the Employment are works made “for hire” for purposes of copyright laws. Any copyright rights in those works are owned by the Company, not by the Executive.

(3)	The Executive shall promptly communicate in confidence to the Company full particulars of any Intellectual Property Right (whether or not it is vested in the Company pursuant to sub-clause (2) above or otherwise) and the Executive shall not use, disclose to any person or exploit any Intellectual Property Right belonging to the Company without the prior written consent of the Company.

(4)	The Executive shall, at the request and expense of the Company, prepare and execute such instruments and do such other acts and things as may be necessary or desirable to enable the Company or its nominee to obtain the protection of any intellectual Property Right vested in the Company in such parts of the world as may be specified by the Company or its nominee and to enable the Company to exploit any Intellectual Property Right vested in the Company to best advantage.

(5)	These obligations of the Executive regarding Intellectual Property Right as set forth above shall continue to apply after the termination of the Employment. Each of those obligations is enforceable independently of each of the others and its validity shall not be affected if any of the others is unenforceable to any extent.

11.	TERMINATION OF SECONDMENT

(1)	If the Executive is appointed as a director or officer of the Company or of any Group Company and the Executive ceases to be a director or officer of the Company or of that Group Company (for any reason whatsoever) that shall not terminate the Secondment.

(2)	On the termination of the Secondment in any way the Executive shall immediately:
(a)	return the car and its keys to the Company at such place as it shall nominate for the purpose; and

(b)	deliver to the Company’s Group Human Resources Department all property in his possession, custody or under his control belonging to any Group Company including (but not limited to) business cards, credit and charge cards, security and computer passes, original and copy documents or other media on which information is held in his possession relating to the business or affairs of any Group Company; and

(c)	resign all offices held by him in any Group Company (without prejudice to the rights of any party arising out of the termination of the Secondment).
(3)	The Executive hereby authorizes the Company to deduct from any amounts payable by the Company or the Group to the Executive on the termination of the Executive any sums due to the Company or the Group from the Executive as permitted by law.

(4)	With effect from the date of termination of the Secondment, all the rights and obligations of the parties shall cease except for those which are expressed to continue after that date and except in relation to any breach of any provision of these terms and conditions or any other agreement between the Company and the Executive before that date. Termination of the Secondment shall not prejudice any other rights of the Company.

12.	GENERAL

(1)	These terms and conditions shall be governed by and construed in accordance with English law.

(2)	In the event of any conflict between these terms and conditions and the provisions of any other agreement between the Executive and any Group Company, these terms and conditions shall prevail.

13.	NOTICES

(1)	Any notice or other document to be served under any agreement between the Company and the Executive may, in the case of the Company, be delivered by hand or sent by first class mail or telex or facsimile process to the Company at its registered office for the time being and, in the case of the Executive, may be delivered to him or sent by first class mail to his usual or last known place of residence.

(2)	Any such notice or other document shall be deemed to have been served:
(a)	if delivered, at the time of delivery;

(b)	if mail, at 10.00 a.m. on the second Working Day after it was put into the mail; or

(c)	if sent by telex or facsimile process, at the expiration of two hours after the time of dispatch, if dispatched before 3.00 p.m. on any Working Day, and in any other case at 10.00 a.m. on the Working Day following the date of dispatch.
(3)	In proving such service it shall be sufficient to prove that delivery was made or that the envelope containing such notice or other document was property addressed and posted as a pre-paid first class letter or that the telex or facsimile message was properly addressed and dispatched as the case may be.